UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For May 23, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Financial Results Announcement
For the six months ended June 30, 2005 (unaudited)
This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.
HONG KONG, May 23, 2006, China Technology Development Group Corporation (NASDAQ: CTDC) (collectively, the “Company”, “We”, “us”, or “our”), formerly known as Tramford International Limited, announced today its unaudited consolidated financial results for the six month period ended June 30, 2005. We had a net loss for the six months ended June 30, 2005 of US$289,000 which was an increase of US$17,000, or 6.25%, compared to a net loss of US$272,000 during the six month period ended June 30, 2004.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amounts expressed in thousands)
For the periods ended June 30, 2004 and 2005

	2005	2004
	US$	US$
Revenues
Product sales	414	194
Rendering of services	131	245

	545	439

Cost of sales
Product sales	(193)	(73)
Rendering of services	(102)	(159)

	(295)	(232)

Gross profit	250	207

Selling, general and administrative expenses	(515)	(497)

Operating loss	(265)	(290)

Non-operating income	39	18

Loss from continuing operations before income taxes	(226)	(272)

Income taxes	—	—

Loss from continuing operations	(226)	(272)

Loss from discontinued operations
Loss on disposal	(63)	—

Net loss before minority interests	(289)	(272)

Minority interests	—	—

	2005	2004
	US$	US$
Net loss for the period	(289)	(272)

Net loss per share from continuing operations
-Basic and diluted	(0.03)	(0.04)

Net loss per share

-Basic and diluted	(0.04)	(0.04)

Weighted average ordinary shares
-Basic and diluted	6,895	6,895

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands)
at June 30, 2004 and 2005

	2005	2004
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,471	826

Short-term investments-security trust account	—	821
Available-for-sale securities	264	1,988
Trade accounts receivable, net	56	198
Inventories	157	182
Due from related parties	230	1,253
Other assets	125	99

TOTAL CURRENT ASSETS-CONTINUING OPERATIONS	4,303	5,313

TOTAL CURRENT ASSETS-DISCONTINUED OPERATIONS	—	54

Property, plant and equipment, net	6	—

Goodwill	—	717

TOTAL NON-CURRENT ASSETS – CONTINUING OPERATIONS	6	—
TOTAL NON-CURRENT ASSETS – DISCONTINUED OPERATIONS	—	717

TOTAL ASSETS	4,309	6,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	35	7
Income tax payable	32	154
Other liabilities and accrued expenses	473	431

TOTAL CURRENT LIABILITIES-CONTINUING OPERATIONS	540	478

TOTAL CURRENT LIABILITIES-DISCONTINUED OPERATIONS	—	114

	2005	2004
	US$	US$
Minority interests	—	—

SHAREHOLDERS’ EQUITY
Common stock, US$0.01 par value; authorized 6,895,897 and 9,044,888 shares; issued and outstanding as of June 30, 2005 and 2004, respectively	71	93
Additional paid-in capital	23,347	23,347
Accumulated deficit	(19,206)	(17,927)
Accumulated other comprehensive losses	(443)	1
Treasury stock, at cost 1,400 and 2,150,391 shares as of June 30, 2005 and 2004, respectively	—	(22)

TOTAL SHAREHOLDERS’ EQUITY	3,769	5,492

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,309	6,084

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount expressed in thousands)
For the periods ended June 30, 2004 and 2005

	2005	2004
	US$	US$
Cash flows from operating activities
Net loss	(330)	(272)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	6	11

Unrealized loss on trading securities	41	—

Gain on disposal of available-for-sale securities	(2)	—

Loss on disposal of discontinued operations	63	—

Changes in assets and liabilities:
Decrease in trade accounts receivable	69	133
Increase in inventories	(8)	(94)
Decrease in due from related parties and other assets	8	69
Decrease in trade accounts payable, amount due to a related party and other current liabilities	(156)	(48)
Decrease in income tax payable	(2)	(32)

Net cash used in operating activities	(311)	(233)

Cash flows from investing activities
Security trust account	1,924	584
Decrease in funds held by related parties for security investment purposes	1,031	141
Disposal of discontinued operations	(44)	—

Proceeds from disposal of available-for-sale securities	221	—

Purchase of available-for-sales securities	—	(591)

Proceeds from disposal of property, plant and equipment	(6)	—

Net cash provided by investing activities	3,126	134

Effect of exchange rate changes on cash and cash equivalents	1	2

	2005	2004
	US$	US$
Net increase/ (decrease) in cash and cash equivalents	2,816	(97)

Cash and cash equivalents at beginning of the period	655	923

Cash and cash equivalents at end of the period	3,471	826

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in thousands)
at June 30, 2004, December 31, 2004 and June 30, 2005

				Accumulated
				other	Total
	No. of		Accumulated	comprehensive	shareholders’
	shares	Equity	Deficit	losses	Equity
		US$	US$	US$	US$
Balance at June 30, 2004	6,895	23,418	(17,927)	1	5,492

Net loss		—	(990)	—	(990)

Net unrealized loss on available-for-sale securities		—	—	(404)	(404)

Less: Reclassification adjustment for loss realized on sale		—	—	—	—

Balance at December 31, 2004	6,895	23,418	(18,917)	(403)	4,098

Net loss		—	(289)	—	(289)

Net unrealized loss on available-for-sale securities		—	—	(41)	(41)

Less: Reclassification adjustment for loss realized on sale		—	—	—	—

Translation adjustment		—	—	1	1

Balance at June 30, 2005	6,895	23,418	(19,206)	(443)	3,769

On July 21, 2005 the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar. This revaluation of the Renminbi is based on a conversion of Renminbi (RMB) into United States dollars (US$) at an exchange rate of USD1.00=RMB8.11. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of the Renminbi against the U.S. dollar and could result in further and more significant future appreciations. Although the Company generates substantially all of its revenue in Renminbi which has become more valuable after U.S. dollar conversions, the Company’s U.S. dollar cash deposits are subject to foreign currency translations which will impact net income.
The functional currency of the Company is Renminbi (“Rmb”). For the convenience of the reader, translation of amounts from Renminbi into United States Dollars (“US$”) has been made at the noon buying rate in New York City for cable transfer in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York City on April 28, 2006 of Rmb 8.0165 = US$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other certain rate.
Note 1: Summary of significant accounting policies
The Company believes the following critical accounting policies may affect its judgments and estimates used in the preparation of its interim consolidated financial statements:
Revenues. Revenues are derived from product sales and the rendering of services. Revenue is generally recognized when all of the following criteria are met (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sellers’ price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured. Specifically, product sales represent the invoiced value of goods, net of discounts, supplied to customers. Revenues are recognized upon delivery to customers and when title has passed. Rendering of services represent fees charged on the provision of information technology and network security consultancy services. Fees on such services are recognized upon the completion of the underlying services and collection of the fees is reasonably assured.
Impairment. Annual impairment test for goodwill is carried out in two steps. The first step of the impairment test which is used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The fair value is determined by the forecasted discounted net cash inflows of the reporting unit for a period of five years. If the carrying amount of the reporting unit exceeds its fair value, goodwill of the reporting unit is considered impaired. The second step of the impairment test quantifies the amount of the impairment loss by comparing the carrying amount of goodwill to its implied fair value. An impairment loss is recorded to the extent the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted.
The carrying value of a long-lived asset is considered impaired by the Company when the anticipated undiscounted cash flow from such asset is less than its carrying value. If an impairment is identified, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.
Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF INTERIM RESULTS
Review of 2005 Interim Results
Net sales. Our total net sales increased US$106,000, or 24.15%, from US$439,000, in the six months ended June 30, 2004 to US$545,000 in the six months ended June 30, 2005. The total gross profit increased US$43,000, or 20.77%, from US$207,000 in the six months ended June 30, 2004 to US$250,000 in the same period of 2005. The total net sales comprised the net sales of: (1) our product sales segment mainly represented sales of self-developed products by our sales office established in Beijing for the six months ended June 30, 2005; and (2) our sales of services rendering segment established in Zhuhai for the three months ended March 31, 2005. In March 2005, we disposed of our services rendering segment due to reducing profit margin.
The net sales of the product sales segment for the six months ended June 30, 2005 increased US$220,000, or 113.4%, from US$194,000 in the six months ended June 30, 2004, to US$414,000 in the same period of 2005. The gross profit of the product sales segment increased US$100,000, or 82.64%, from US$121,000 in the six months ended June 30, 2004, to US$221,000 in the six months ended June 30, 2005.
The net sales of the services rendering segment for the three months ended March 31, 2005, the date of disposal, increased US$17,000, or 14.90%, from US$114,000 in the same period of 2004 to US$131,000. The gross profit of the services rendering segment for the three months ended March 31, 2005, decreased US$28,000, or 78.95%, from US$57,000 in the same period of 2004 to US$29,000 in 2005. For reference, the net sales and gross profit of this segment for the six months ended June 30, 2004 amounted to US$245,000 and US$86,000 respectively.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by US$18,000, or 3.62%, from US$497,000 in the six months ended June 30, 2004 to US$515,000 in the six months ended June 30, 2005. The selling, general and administrative expenses for the 2005 period included those incurred by our disposed Zhuhai branch during the three months ended March 31, 2005, the date of disposal. The amount of the expenses incurred by the Zhuhai branch was US$32,000. The same saving was achieved in the period from April 1, 2005 to June 30, 2005, after disposal of the Zhuhai branch, however, we saw an increase in salary expenses due to the need for additional staff to work for our product sales segment in the same period, and such salary expenses amounted to US$47,000. The payment of salaries therefore exceeded the savings resulting from the disposal of the Zhuhai branch and subsequently caused the overall increase of our selling, general and administrative expenses.
Non-operating income. Non-operating income increased by US$21,000, or 116.7%, in the six months ended June 30, 2005, from US$18,000 in the six months ended June 30, 2004 to US$39,000 in the six months ended June 30, 2005. The increase resulted from tax rebates earned in 2004 obtained from the Tax Bureau, PRC China and credited as income during the first quarter of 2005. The rebates were earned because our product sales segment was classified as high-technology business by the Tax Bureau and was accordingly entitled to refund of a portion of value added tax paid for the year ended December 31, 2004, in accordance with the applicable regulations in China.
Loss on disposal of discontinued operation. Loss on disposal of our discontinued operations was US$63,000. This represented the net loss resulting from our disposal of the Zhuhai branch in March 2005.

Liquidity and Capital Resources
As at June 30, 2005, our cash and cash equivalents were US$3,471,000. Since June 30, 2004, our cash and cash equivalents, increased by US$2,645,000, or 320.30%, from US$826,000. This increase was due primarily to (1) our withdrawal of cash previously kept in our security trust holding account and from cash held by Beijing Investments (BVI) Limited, a wholly owned subsidiary of Beijing Holdings Limited and our 62.73% shareholder; and (2) cash received upon the disposal of sales securities.
After deducting the total liabilities from the cash and cash equivalents (“net cash balance”), we had capital resources of US$2,931,000 as at June 30, 2005. During the six months ended June 30, 2005, our net cash balance was US$2,697,000, a 1152% increase from the cash balance at June 30, 2004 which was US$234,000. This increase was due primarily to the same reason as described above. Management believes that our cash liquidity remains strong at this level of net cash balance.
In addition to the above liquid cash resources, we also had available liquid cash of approximately US$0.5 million which represented securities held in brokerage houses. We could liquidate these securities into cash if necessary.
Commitments and Contingencies
Operating lease commitments. As of June 30, 2005, we maintained two offices. Our Hong Kong office functioned as the corporate office while the Beijing office functioned as the headquarter of our product sales segment. As of June 30, 2005, the aggregate minimum lease payments due under non-cancelable operating leases amounted to approximately US$108,000 for both Beijing and Hong Kong offices.
Off-Balance Sheet arrangements
We are neither engaged in any kind of off-balance sheet arrangements nor do we have other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity and the availability of or requirements for capital resources, nor any trading activities that include non-exchange traded contracts accounted for at fair value. Except for our lease commitments, as described above, we do not have any other commitments, either expressed or contingent, which may cause us to make future payments under contracts.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation

Date: May 23, 2006

By:	/s/ Michael Siu

Name:	Michael Siu
Title:	Executive Director, Chief Financial Officer and Secretary